04002568

MAR 1 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16198

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MFS/Sun Life Financial Distributors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

One Sun Life Executive Park
(No. and street)

Wellesley Hills	**Massachusetts**	**02481**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane F. Jette **(781) 446-1208**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	**Boston**	**MA**	**02116**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jane F. Jette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of MFS/Sun Life Financial Distributors, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified as that of a customer, except as follows :

Jane F. Jette
Signature

Accounting Director
Sun Life Assurance Company of Canada (U.S.)
Title

ANDREW G. NELSON
Notary Public
My Commission Expires
February 23, 2007

Andrew G. Nelson
Notary Public

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) [Consolidated] Statement of Financial Condition.
- ☒ (c) [Consolidated] Statement of Income (Operations).
- ☒ (d) [Consolidated] Statement of Cash Flows.
- ☒ (e) [Consolidated] Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) [Consolidated] Statement of Changes in Subordinated Liabilities or Claims of General Creditors.
- ☒ (g) [Unconsolidated] Computation of Net Capital.
- ☐ (h) [Unconsolidated] Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) [Unconsolidated] Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited [Consolidated] Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MFS/Sun Life Financial Distributors, Inc. *(A Joint Venture Between Sun Life Financial (U.S.) Holdings, Inc. and Massachusetts Financial Services Company)* *(SEC I.D. No. 16198)*

Financial Statements and Supplemental Schedule for the Year Ended December 31, 2003, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5 (e)(3) as a **PUBLIC DOCUMENT**.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
MFS/Sun Life Financial Distributors, Inc.
Wellesley, Massachusetts

We have audited the following financial statements of MFS/Sun Life Financial Distributors, Inc. (the "Company") (a joint venture between Sun Life Financial (U.S.) Holdings, Inc. and Massachusetts Financial Services Company) for the year ended December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 3 to the financial statements, the majority of revenue earned and expenses incurred by the Company is the result of transactions with related parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934 of the Company as of December 31, 2003 is presented on page 10 for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 26, 2004

MFS/SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Joint Venture Between Sun Life Financial (U.S.) Holdings, Inc. and Massachusetts Financial Services Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 9,929,559
Amount due from parent and affiliated companies	1,466,368
Receivable from affiliate for income taxes paid	4,303,621
Deferred income taxes	22,965
Accounts receivable	41,231
Prepaid expenses	336,960
Office furniture and equipment, net of accumulated depreciation of $142,436	655,562
TOTAL ASSETS	$16,756,266

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Amount due to parent and affiliated companies	$ 3,225,876
Accounts payable and accrued expenses	3,794,502
Total liabilities	7,020,378
STOCKHOLDERS' EQUITY:	
Common stock, par value $100; authorized, 5,000 shares; issued and outstanding, 4,000 shares	400,000
Additional paid-in capital	65,493,862
Accumulated deficit	(56,157,974)
Total stockholders' equity	9,735,888
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$16,756,266

See notes to financial statements.

MFS/SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Joint Venture Between Sun Life Financial (U.S.) Holdings, Inc. and Massachusetts Financial Services Company)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUE:	
Distribution fees	$ 18,240,314
Investment income	109,801
Total revenue	18,350,115
EXPENSES:	
Commissions	19,210,174
Salary and related employee expenses	13,693,745
Printing expenses	2,652,952
Travel expenses	3,359,225
Legal expenses	2,220,258
Other operating expenses	4,139,289
Total expenses	45,275,643
LOSS BEFORE INCOME TAX BENEFIT	(26,925,528)
INCOME TAX BENEFIT	10,751,979
NET LOSS	$ (16,173,549)

See notes to financial statements.

MFS/SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Joint Venture Between Sun Life Financial (U.S.) Holdings, Inc. and Massachusetts Financial Services Company)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2003

	Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
BALANCE—January 1, 2003	4,000	$400,000	$50,493,862	$(39,984,425)	$ 10,909,437
Capital contribution			15,000,000		15,000,000
Net loss				(16,173,549)	(16,173,549)
BALANCE—December 31, 2003	4,000	$400,000	$65,493,862	$(56,157,974)	$ 9,735,888

See notes to financial statements.

MFS/SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Joint Venture Between Sun Life Financial (U.S.) Holdings, Inc. and Massachusetts Financial Services Company)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(16,173,549)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	92,982
Changes in assets and liabilities:	
Increase in accounts receivable	(6,441)
Increase in receivable from parent and affiliated companies	(169,440)
Decrease in deferred income taxes	10,122
Decrease in accrued investment income	2,966
Increase in receivables from affiliates for income tax paid	(3,605,512)
Increase in accounts payable and accrued expenses	925,258
Increase in prepaid expenses	(129,460)
Increase in amount due to parent and affiliated companies	487,479
Net cash used in operating activities	(18,565,595)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Net proceeds from maturities of short-term securities	6,992,291
Net purchase of equipment	(688,898)
Net cash provided by investing activities	6,303,393
CASH FLOWS FROM FINANCING ACTIVITIES—Capital contribution	15,000,000
INCREASE IN CASH AND CASH EQUIVALENTS	2,737,798
CASH AND CASH EQUIVALENT—Beginning of year	7,191,761
CASH AND CASH EQUIVALENT—End of year	$ 9,929,559
INCOME TAXES REFUNDED FROM AFFILIATE	$ 7,138,520

See notes to financial statements.

1. ORGANIZATION

On January 13, 2003, MFS/Sun Life Financial Distributors, Inc. (the "Company") changed its name from Sun Life of Canada (U.S.) Distributors, Inc. and became a joint venture between Sun Life Financial (U.S.) Holdings, Inc. ("SLF Holdings") and Massachusetts Financial Services Company ("MFS") (the "Shareholders"). On this date, MFS, an affiliate, purchased 2,000 shares of common stock constituting 50% of the issued and outstanding stock from SLF Holdings. Prior to January 13, 2003, the Company was a wholly owned subsidiary of SLF Holdings.

The Company is a National Association of Securities Dealers ("NASD") registered broker-dealer. The Company sells variable annuity products for Sun Life Assurance Company of Canada (U.S.) ("Sun Life (U.S.)") and Sun Life Insurance and Annuity Company of New York ("Sun Life (NY)"), both affiliated companies. Effective January 14, 2003, the Company dissolved its wholly owned subsidiary, Sunesco Insurance Agency, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash Equivalents—The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Office Furniture and Equipment—Office furniture and equipment is carried at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally from three to seven years.

Accounting Estimates—The preparation of financial statements in conformity with accounting pronouncements generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Commissions and Distribution Fees—Variable annuity and variable insurance products are typically sold through a network of independent broker-dealers. Base commissions to the independent broker-dealers are paid directly by Sun Life (U.S.) and Sun Life (NY) and are not included in the Company's statement of operations. Commissions paid to independent broker-dealers who receive commission overrides are recorded in the commissions account in the statement of operations.

All distribution fees and commissions are recorded on a trade-date basis. The rates are determined and may be altered by agreements with Sun Life (U.S.) and Sun Life (NY).

3. RELATED-PARTY TRANSACTIONS

The accompanying financial statements have been prepared from the separate records maintained by the Company. The Company's operations consist of activities performed for SLF Holdings and MFS and may not be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company.

During the year, personnel previously employed by affiliates became employees of the Company. Such employees are covered under the post-retirement benefit plan sponsored by Sun Life (U.S.). For the year ended December 31, 2003, the net expense charged to the Company for retirement benefits was $1,125,632. The Company also entered into a new administrative services agreement with the Shareholders under which the Company has agreed to reimburse each Shareholder up to a maximum of $250,000 per year for certain services provided. This annual fixed fee may be adjusted in the future only if agreed upon by the Shareholders.

4. INCOME TAXES

The Company files its federal and state tax returns on a consolidated basis with affiliates. Pursuant to a tax-sharing agreement, the Company's income tax liability or benefit is calculated in a manner which is representative of how the Company would compute its provision as a separate entity.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income-tax purposes.

The components of income taxes for the year ended December 31, 2003 were as follows:

Current benefit:	
Federal	$ 8,301,586
State	2,450,393
Total benefit	$ 10,751,979

The Company's effective tax rate for the year ended December 31, 2003 differed from the statutory rate due to state taxes.

Deferred taxes arise due to the difference in book and tax bases of depreciation. At December 31, 2003, the deferred tax asset was $22,965. No valuation allowance is considered necessary at December 31, 2003.

5. NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, including Rule 15c3-1, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to Rule 15c3-1, at December 31, 2003 was $2,721,323, which was greater than the required net capital of $468,025 by $2,253,298. The ratio of aggregate indebtedness to net capital was 2.58 to 1 at December 31, 2003.

6. EXEMPTION FROM RESERVE AND SECURITY CUSTODY REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934, under the provisions of subparagraph (k) (1) thereof, since its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. All customer funds are properly transmitted, and all securities received in connection with activities as a broker-dealer are promptly delivered. MFS/Sun Life Financial Distributors, Inc. does not otherwise hold funds or securities for, or owe money or securities to, customers.

* * * * * *

MFS/SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Joint Venture Between Sun Life Financial (U.S.) Holdings, Inc. and Massachusetts Financial Services Company)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2003

CAPITAL—Stockholders' equity	$9,735,888
DEDUCTIONS—Nonallowable assets:	
Amount due from parent and affiliated companies	1,466,368
Receivable from affiliate for income taxes paid	4,303,621
Deferred income taxes	22,965
Accounts receivable	41,231
Prepaid expenses	336,960
Office furniture and equipment—net	655,562
Total deductions	6,826,707
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	2,909,181
HAIRCUTS ON SECURITIES POSITIONS	187,858
NET CAPITAL	$2,721,323
AGGREGATE INDEBTEDNESS	$7,020,378
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF BROKER-DEALER (The greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000)	$ 468,025
EXCESS NET CAPITAL	$2,253,298
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.58 to 1

NOTE: The difference between the net capital computation above and that per the unaudited FOCUS Report as filed is due to the reduction in nonallowable assets related to the dissolution of Sunesco Insurance Agency, Inc.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

February 26, 2004

To the Board of Directors and Stockholders of
MFS/Sun Life Financial Distributors, Inc.
Wellesley, Massachusetts

In planning and performing our audit of the financial statements of MFS/Sun Life Financial Distributors, Inc. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 25, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and to ensure that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP